Mail Room 4561

April 7, 2010

Michael F. Smith
MyOtherCountryClub.com
18124 Wedge Pkwy, Ste. 1050
Reno, Nevada 89511

>            **Re:    MyOtherCountryClub.com**
>            **Registration Statement on Form S-1**
>            **Filed March 11, 2010**
>            **File No. 333-165407**

Dear Mr. Smith:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.      You indicate that the Risk Factors section begins on page 7; however, the risk factors begin on page 5 of the prospectus. Please revise.

2.      Please state that the proceeds from any sale of shares will be retained by the company, irrespective of the number of shares sold.

3.      Please clarify the nature of the public markets that you are referring to in your statement that the shares will be offered at a fixed price of $.05 per share by selling shareholders until shares of your common stock are quoted on the OTC

Bulletin Board, or listed for trading or quoted on "any other public market."
Refer to Instruction 3 to Item 501(b)(3) of Regulation S-K.

4.      Please eliminate the tabular presentation.  The information in this table appears to
be readily determinable from other information on the cover page.  Additionally,
the current presentation emphasizes the sale of all securities, which may not occur
in the context of a best efforts offering.

Summary of Prospectus, page 2

5.      Please provide us with a detailed explanation of the basis for your claim on page 3
that you are "uniquely" positioned to solve the problem of arranging reciprocal
play at private golf clubs, as we note your website is not yet completed.  Also,
summarize that information in the prospectus, if you retain the claim of
uniqueness.

Risk Factors, page 5

General

6.      The captions in this section should concisely describe the risk to investors that
results from the uncertainty or circumstances that affect your business.  As
examples only, the following captions merely state a fact about your business
without highlighting for investors the risks associated with the fact:

- "Website www.myothercountryclub;"
- "The Company is Subject to the Risks Inherent in the Creation of a New
  Business;" and
- "Dividend Risk."

Each distinct risk should be concisely identified in a separate caption and
discussed in the related paragraph.  Generic or vague formulations of the resulting
risks should be avoided.  Revise throughout.

7.      It appears that you do not intend to register your common stock under Section
12(g) of the Exchange Act.  Accordingly, you should include a risk factor that
informs investors that you will only be required to comply with the limited
periodic reporting obligations required by Section 13(a) of the Exchange Act, and
that you are not a fully reporting company.  Inform potential investors that as a
filer subject to Section 15(d) of the Exchange Act, you will not be required to
prepare proxy or information statements; that your common stock will not be
subject to the protection of the going private regulations; that you will be subject
to only limited portions of the tender offer rules; that your officers, directors, and
more than ten percent shareholders will not file beneficial ownership reports

about their holdings in your company; that these persons will not be subject to the short-swing profit recovery provisions of the Exchange Act; and that more than five percent holders of classes of your equity securities will not be required to report information about their ownership positions in the securities. Revise your disclosures throughout as appropriate to remove any suggestions that you will be a fully reporting company. As examples, on pages 45 and 48, you include such statements as: "We intend to ensure to the best of our ability that all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners are complied with in a timely fashion" and "[we] will file all requisite reports, such as . . . proxy statements, under Section 14 of the Exchange Act."

"As of March 1st 2010 we do not have any signed agreements or contracts with any private clubs," page 6

8.     Please provide us with supporting documentation for your statement that you are confident that your services will be well received, considering you have engaged in very limited activities and not yet generated any revenues to date.

Use of Proceeds, page 14

9.     Please clarify how you intend to use the proceeds of this offering and explain the order of priority that you refer to. Discuss how the use of proceeds may change depending on the number of shares sold in the offering. Your disclosure should address the amount of funds necessary to accomplish each identified use. Refer to Instructions 1 and 3 to Item 504 of Regulation S-K.

Plan of Distribution, page 19

10.     Please delete your reference to NASD Regulation, Inc., as the Form 211 must be filed with the FINRA OTC Compliance Unit.

Industry Background, page 23

11.     With respect to every third-party statement in your registration statement, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement.

Competition, page 26

12.     With respect to your direct competitors, such as Private Golf Connections, Inc., please describe your relative competitive position in the industry, methods of

competition, focusing on the activities which are expected to generate significant portions of your revenues. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Need for Additional Financing, page 41

13.     You state that you have not begun operations and will not begin operations until you have completed this offering. Please clarify the meaning of "completed the offering" for this purpose. You state elsewhere that the offering is being conducted on a "no minimum basis" and that you will retain all proceeds that are received. Please clarify whether proceeds will be used prior to the earlier of the expiration of the offering period or the sale of all offered shares and reconcile the seemingly inconsistent statements.

14.     We note that you do not have capital sufficient to meet your expected cash requirements and that you plan to raise an additional $50,000 in the third quarter of 2010. Please state the minimum period of planned operations that you expect to be able to fund if you raise all of the proceeds in the current offering. Also discuss the rate at which you expect to be using funds in operations once you commence operations. State the minimum amount of capital you believe will be needed to fund anticipated operations for a period of 12 months from the date of the prospectus. To the extent the proceeds of this offering will not be sufficient to provide the capital needed for that 12-month period, state the deficiency and discuss your plans to address that deficiency. Ensure that the uncertainty as to whether you will have sufficient capital to fund planned operations for a minimum of 12 months following the date of the prospectus is addressed in quantitative terms in your risk factors section. In addressing this comment, please clarify what you will be able to accomplish, if you sell various amounts of the securities offered by means of the current prospectus.

Officers and Key Personnel of the Company, page 44

15.     Please ensure that your disclosure briefly describes the business experience during the past five years of each director and executive officer as required by Item 401(e) of Regulation S-K. Include the names of the business or organization, along with the respective dates of employment, for each director and executive officer.

16.     We note that Mr. Smith is an entrepreneur developing several online services for the mobile internet. Clarify the extent to which Mr. Smith will devote time to other businesses while serving as a director of the registrant, and more specifically explain the nature of each business for which he is expected to provide services during that period. In your response letter, please confirm, if true, that Mr. Smith is not and has not been a director of a public company within the past five years. Refer to Item 401(e)(2) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance, page 45

17.     We note that you have included disclosure pursuant to Item 405 of Regulation
        S-K; however, this information is not required on Form S-1.  As noted in a prior
        comment, it does not appear that the registrant will be registering a class of
        securities under Section 12(g) of the Exchange Act, and if not, Section 16 will not
        apply to holders of your company's securities.  Please revise or advise
        accordingly.  See Rule 421(b).

Executive Compensation

Summary Compensation Table, page 46

18.     The table is not consistent with the disclosure format adopted in SEC Release 33-
        8732 or the subsequent revisions there to.  Revise the headers to the table
        accordingly, to ensure that all amounts are presented in dollar terms and that a
        total compensation column is included.  More specifically describe the nature of
        the services provided by Mr. Smith and the basis on which those services were
        valued, as well as the manner in which the value of the 7.5 million shares issued
        in exchange for the services was determined.

Certain Relationships and Related Transactions, page 47

19.     Please revise your disclosure to include the approximate dollar value involved
        with each transaction.  Explain the basis on which the dollar amount was
        determined.  Refer to Item 404 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 48

20.     On page 3, you indicate that 8.4 million shares are outstanding as of the date of
        the prospectus.  Revise to show the percentage ownership of Mr. Smith based on
        that number of shares outstanding.  If you also provide information regarding the
        potential impact of the offering on the percentage stock ownership of Mr. Smith,
        we will not object.

Part II

Item 15. Recent Sales of Unregistered Securities, page 50

21.     We note that you issued 350,000 shares of your common stock to 34 investors at
        $.01 per share; however, your list of investors accounts for 35 investors for a total
        of 524,000 shares.  Please advise or revise accordingly.  Please note that Rule 504

of Regulation D is not promulgated under Section 4(2) of the Securities Act of 1933, as amended, but rather pursuant to Section 3(b) of the Securities Act.

Exhibit 5.1.  Legal Opinion and Consent of Counsel

22.    Please revise the legality opinion to indicate clearly that the shares of the company's common stock <u>will be</u> validly issued, fully paid and non-assessable, as you currently state that the shares of common stock are validly issued, fully paid and non-assessable, but the securities have not been sold or issued.

*  *  *  *

As appropriate, please amend your registration statement and other filings in response to these comments.  Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.  Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·    the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments.  If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,


Mark P. Shuman
Branch Chief - Legal